UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Madison Square Garden Company

(formerly known as MSG Spinco, Inc.)

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55825T 10 3

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 258,957
	8.	Shared voting power 2,687,866
	9.	Sole dispositive power 258,957
	10.	Shared dispositive power 2,687,866
11.	Aggregate amount beneficially owned by each reporting person 2,946,823
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.8%
14.	Type of reporting person IN

*	Excludes 1,838,054 shares of MSG Spinco, Inc. (to be renamed The Madison Square Garden Company) Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of MSG Spinco, Inc. (to be renamed The Madison Square Garden Company) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,946,823
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,946,823
11.	Aggregate amount beneficially owned by each reporting person 2,946,823
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.8%
14.	Type of reporting person IN

*	Excludes 1,838,054 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 126,681
	8.	Shared voting power 331,481
	9.	Sole dispositive power 126,681
	10.	Shared dispositive power 331,481
11.	Aggregate amount beneficially owned by each reporting person 458,162
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.2%
14.	Type of reporting person IN

*	Excludes 4,215,479 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,752
	8.	Shared voting power 322,281
	9.	Sole dispositive power 19,752
	10.	Shared dispositive power 322,281
11.	Aggregate amount beneficially owned by each reporting person 342,033
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 490
	8.	Shared voting power 312,994
	9.	Sole dispositive power 490
	10.	Shared dispositive power 312,994
11.	Aggregate amount beneficially owned by each reporting person 313,484
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person IN

*	Excludes 4,234,179 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,288
	8.	Shared voting power 1,913,304
	9.	Sole dispositive power 12,288
	10.	Shared dispositive power 1,913,304
11.	Aggregate amount beneficially owned by each reporting person 1,925,592
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.7%
14.	Type of reporting person IN

*	Excludes 2,696,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,396
	8.	Shared voting power 313,404
	9.	Sole dispositive power 8,396
	10.	Shared dispositive power 313,404
11.	Aggregate amount beneficially owned by each reporting person 321,800
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person IN

*	Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,872
	8.	Shared voting power 339,710
	9.	Sole dispositive power 6,872
	10.	Shared dispositive power 339,710
11.	Aggregate amount beneficially owned by each reporting person 346,582
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IN

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100,344
	8.	Shared voting power 2,499,495
	9.	Sole dispositive power 100,344
	10.	Shared dispositive power 2,499,495
11.	Aggregate amount beneficially owned by each reporting person 2,599,839
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 11.4%
14.	Type of reporting person IN

*	Excludes 2,063,439 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.

Name of reporting person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Charles F. Dolan 2009 Family Trusts

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,274
	8.	Shared voting power 3,133,306
	9.	Sole dispositive power 2,274
	10.	Shared dispositive power 3,133,306
11.	Aggregate amount beneficially owned by each reporting person 3,135,580
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person IN

*	Excludes 1,461,774 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 322,281
	8.	Shared voting power 0
	9.	Sole dispositive power 322,281
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 322,281
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 322,281
	8.	Shared voting power 0
	9.	Sole dispositive power 322,281
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 322,281
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 312,888
	8.	Shared voting power 0
	9.	Sole dispositive power 312,888
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 312,888
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 311,292
	8.	Shared voting power 0
	9.	Sole dispositive power 311,292
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 311,292
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 4,234,179 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 322,281
	8.	Shared voting power
	9.	Sole dispositive power 322,281
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 322,281
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 322,281
	8.	Shared voting power 0
	9.	Sole dispositive power 322,281
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 322,281
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person OO

*	Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 434,833
	8.	Shared voting power 0
	9.	Sole dispositive power 434,833
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 434,833
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.1%
14.	Type of reporting person OO

*	Excludes 4,099,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 434,833
	8.	Shared voting power 0
	9.	Sole dispositive power 434,833
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 434,833
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.1%
14.	Type of reporting person OO

*	Excludes 4,099,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 407,499
	8.	Shared voting power 0
	9.	Sole dispositive power 407,499
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 407,499
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person OO

*	Excludes 4,126,449 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 409,833
	8.	Shared voting power 0
	9.	Sole dispositive power 409,833
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 409,833
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person OO

*	Excludes 4,124,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 430,833
	8.	Shared voting power 0
	9.	Sole dispositive power 430,833
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 430,833
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.1%
14.	Type of reporting person OO

*	Excludes 4,103,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 374,833
	8.	Shared voting power 0
	9.	Sole dispositive power 374,833
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 374,833
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person OO

*	Excludes 4,159,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Ryan Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,052
	8.	Shared voting power 0
	9.	Sole dispositive power 5,052
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,052
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55825T 10 3

1.	Name of reporting person Tara Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,052
	8.	Shared voting power 0
	9.	Sole dispositive power 5,052
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,052
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of The Madison Square Garden Company (formerly known as MSG Spinco, Inc.) (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein.

Item 1	Security and Issuer

Class A Common Stock, par value $.01 per share.

The Madison Square Garden Company (formerly known as MSG Spinco, Inc.)

Two Pennsylvania Plaza

New York, NY 10121

Item 2	Identity and Background

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The Reporting Persons also include David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and each of the 2009 Family Trusts.

(b) The business address of each Reporting Person is:

Each of:

Charles F. Dolan

Helen A. Dolan

Thomas C. Dolan

Patrick F. Dolan

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Scott Metsch

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, NY 10598

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, NY 10598

David M. Dolan:

7 Glenmaro Lane

St. Louis, MO 63131.

Mary S. Dolan:

300 So. Riverside Plaza

Suite 1480

Chicago, IL 60606.

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

(c) Charles F. Dolan is a director of the Issuer. He is Chairman of Cablevision Systems Corporation, a Delaware corporation (“Cablevision”), Executive Chairman and a director of AMC Networks Inc. (“AMC”) and a director of MSG Networks Inc. (formerly known as The Madison Square Garden Company) (“MSG Networks”). Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust. Helen A. Dolan is the Trustee of the HAD 2009 Trust.

James L. Dolan is Executive Chairman and a director of the Issuer. He is the Chief Executive Officer and a director of Cablevision, Executive Chairman and a director of MSG Networks and a director of AMC. Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714.

Thomas C. Dolan is a director of the Issuer. He is Executive Vice President – Strategy and Development, Office of the Chairman of Cablevision, and a director of Cablevision, AMC and MSG Networks. Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714.

Patrick F. Dolan is a director of Cablevision and president of News 12 Networks, a subsidiary of Cablevision and a director of AMC. Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 1207 Route 12, Woodstock, Vermont 05091. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of Cablevision and AMC. Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714.

Deborah A. Dolan-Sweeney is a director of Cablevision. Cablevision’s principal business address is 1111 Stewart Avenue, Bethpage, New York 11714.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of each of the 2009 Family Trusts and the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.

(d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Group Members are citizens of the United States. Group Members that are trusts are organized in the jurisdiction set forth in Item 2(b).

Item 3	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their shares of Class A Common Stock and Class B Common Stock on September 30, 2015, as a result of the spin-off by MSG Networks of the Issuer to the stockholders of MSG Networks (the “Spin-off”). In the Spin-off, stockholders of MSG Networks received as a dividend from MSG Networks one share of Class A Common Stock for every three shares of MSG Networks’ Class A common stock owned by them and one share of Class B Common Stock for every three shares of MSG Networks’ Class B common stock owned by them. Non-employee directors also received one share of Class A Common Stock for every three restricted stock units of MSG Networks. In addition, James L. Dolan and Marianne Dolan are expected to receive an option to purchase one share of Class A Common Stock for every option to purchase three shares of MSG Networks Class A Common Stock, and James L. Dolan has received or will receive restricted stock units of the Issuer in respect of his restricted stock units of MSG Networks.

Item 4	Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated by reference.

Other than as set forth in this Item 4, the Group Members do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Group Members intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the outstanding shares of

Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Group Members may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5	Interest in Securities of the Issuer

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 5,063,453 shares of Class A Common Stock as a result of their beneficial ownership of (i) 533,936 shares of Class A Common Stock (including options to purchase 22,333 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 20.3% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 140,941 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 2,946,823 shares of Class A Common Stock, including (i) 255,360 shares of Class A Common Stock and (ii) 2,691,463 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 258,957 shares of Class A Common Stock (including 6,163 shares of Class A Common Stock owned of record personally, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust and 225,385 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,687,866 shares of Class A Common Stock (including 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 Family Trusts). He disclaims beneficial ownership of 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 2,946,823 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,946,823 shares of Class A Common Stock (including 6,163 shares of Class A Common Stock owned of record personally by her spouse, 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,691,463 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 225,385 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,466,078 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,163 shares of Class A Common Stock owned of record personally by her spouse, 195,202 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 27,409 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,691,463 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 225,385 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,466,078 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 458,162 shares of Class A Common Stock, including (i) 144,124 shares of Class A Common Stock (including options to purchase 22,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 314,038 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 126,681 shares of Class A Common Stock (including 99,138 shares of Class A Common Stock owned of record personally, 491 shares of Class A Common Stock held as custodian for one or more minor children, options to purchase 22,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 331,481 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with his spouse, 7,604 shares of Class A Common Stock owned of record personally by his spouse, 129 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 1,051 shares of Class A Common Stock owned of record by members of his household, and 13,295 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 491 shares of Class A Common Stock held as custodian for one or more minor children, 7,604 shares of Class A common Stock owned of record personally by his spouse, 1,051 shares of Class A Common Stock owned of record by members of his household, 129 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, and 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 342,033 shares of Class A Common Stock, including (i) 33,047 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,752 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 313,484 shares of Class A Common Stock, including (i) 18,146 shares of Class A Common Stock and (ii) 295,338 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 490 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 312,980 shares of Class A Common Stock (including 1,418 shares of Class A Common Stock owned jointly with his spouse, 114 shares of Class A Common Stock owned of record by his spouse and 170 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 295,338 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 114 shares of Class A Common Stock owned of record by his spouse, 170 shares of Class A Common Stock held by the Mucci Trust, and 15,954 shares of Class A Common Stock and 295,338 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,925,592 shares of Class A Common Stock, including (i) 92,590 shares of Class A Common Stock and (ii) 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,288 shares of Class A Common Stock (including 1,568 shares of Class A Common Stock owned of record personally and 616 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 10,104 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,913,304 shares of Class A Common Stock (including an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 1,822,898 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 616 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 321,800 shares of Class A Common Stock, including (i) 24,866 shares of Class A Common Stock (including options to purchase 333 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,396 shares of Class A Common Stock (including 8,063 shares of Class A Common Stock, options to purchase 333 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 313,404 shares of Class A Common Stock (including 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 15,954 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, and 15,954 shares of Class A Common Stock and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 346,582 shares of Class A Common Stock, including (i) 40,255 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,872 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 339,710 shares of Class A Common Stock (including 15,182 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 15,182 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock and 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 2,599,839 shares of Class A Common Stock, including (i) 133,761 shares of Class A Common Stock and (ii) 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 100,344 shares of Class A Common Stock (including 609 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 99,735 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,499,495 shares of Class A Common Stock (including 2,365 shares of Class A Common Stock owned of record by his spouse’s revocable trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 99,735 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 2,365 shares of Class A Common Stock owned of record by his spouse’s revocable trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 3,135,580 shares of Class A Common Stock, including (i) 67,837 shares of Class A Common Stock and (ii) 3,067,743 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 2,274 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,133,306 shares of Class A Common Stock (including 2,603 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 31,908 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 601,665 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,274 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 31,908 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 601,665 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 26,586 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,466,078 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 312,888 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 311,292 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 295,338 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 434,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 430,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 434,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 430,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 407,499 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 403,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 409,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 405,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 430,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 426,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 374,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 370,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 676,590 shares of Class A Common Stock, including (i) 61,277 shares of Class A Common Stock, and (ii) 615,313 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 32,028 shares of Class A Common Stock (including 1,548 shares of Class A Common Stock held as custodian for one or more minor children and 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 644,562 shares of Class A Common Stock (including an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 615,313 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 1,548 shares of Class A Common Stock held as custodian for one or more minor children, 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 615,313 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 636,496 shares of Class A Common Stock, including (i) 30,576 shares of Class A Common Stock and (ii) 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 795 shares of Class A Common Stock (including 408 shares of Class A Common Stock owned of record personally and 387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 635,701 shares of Class A Common Stock (including 316 shares of Class A Common Stock owned jointly with his spouse, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 387 shares of Class A Common Stock held as custodian for a minor child, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) See Item 3 above, which is incorporated herein by reference.

(d) See Exhibit A.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

THE CLASS B STOCKHOLDERS’ AGREEMENT

On September 15, 2015, the Group Members executed a Stockholders Agreement (the “Class B Stockholders’ Agreement”), which is filed as Exhibit 1 to this Schedule 13D. The purpose of the Class B Stockholders Agreement is to consolidate control of the Issuer among the Group Members. As a result of this agreement and action taken by the Issuer’s board of directors, the Issuer qualifies as a “controlled company” under the rules of the New York Stock Exchange.

Voting. Under the Class B Stockholders Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Charles F. Dolan and his six children, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber or their designees (collectively, the “Dolan Siblings”). The Dolan Family Committee generally acts by vote of a majority of the Dolan Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote and approval of a change in control transaction must be approved by not less than all but one of the Dolan Siblings. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”), unless such shares are first converted into shares of Class A Common Stock. The foregoing requirement and the other transfer restrictions in the Class B Stockholders Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee to the extent approved by Charles F. Dolan and at least two Dolan Siblings.

Change in Control. No Class B Stockholders will be permitted to sell their shares of Class B Common Stock if such sale would result in a change in control of the Issuer, unless such sale is approved by not less than all but one of the Dolan Siblings.

Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale.

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders Agreement, which is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members other than the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 2 (the “Dolan Affiliates

Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 3 (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”).

Under the Registration Rights Agreements, the Group Members are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on up to four occasions in the aggregate. The Group Members are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The Dolan Family Foundation is a party to, and has registration rights under, the Dolan Affiliates Agreement.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members have entered into a Standstill Agreement, which is filed as Exhibit 4 to this Schedule 13D, with the Issuer in which they have agreed that, during the 12-month period following the Spin-off, they must obtain the approval of a majority of the Issuer’s independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Group Members owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit A: Trust and Beneficiary List

Exhibit B: Joint Filing Agreement, dated October 9, 2015.

Exhibit C: Powers of Attorney for each of:

Charles F. Dolan.

Helen A. Dolan.

James L. Dolan.

Patrick F. Dolan.

Kathleen M. Dolan.

Deborah A. Dolan-Sweeney.

Marianne Dolan Weber.

Mary S. Dolan.

David M. Dolan.

Charles F. Dolan Children Trust FBO James L. Dolan.

Charles F. Dolan Children Trust FBO Thomas C. Dolan.

Charles F. Dolan Children Trust FBO Patrick F. Dolan.

Charles F. Dolan Children Trust FBO Kathleen M. Dolan.

Charles F. Dolan Children Trust FBO Marianne Dolan Weber.

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney.

Charles F. Dolan 2009 Family Trust FBO James L. Dolan.

Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan.

Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan.

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan.

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber.

Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney.

Tara Dolan 1989 Trust.

Ryan Dolan 1989 Trust.

Exhibit 1: Class B Stockholders Agreement, dated as of September 15, 2015.

Exhibit 2: Registration Rights Agreement, dated as of September 15, 2015, between The Madison Square Garden Company (formerly known as MSG Spinco, Inc.) and the Dolan Family Affiliates (incorporated herein by reference to Exhibit 4.2 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 1, 2015).

Exhibit 3: Registration Rights Agreement, dated as of September 15, 2015, between The Madison Square Garden Company (formerly known as MSG Spinco, Inc.) and The Charles F. Dolan Children Trusts (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 1, 2015).

Exhibit 4: Standstill Agreement, dated as of September 15, 2015, between The Madison Square Garden Company (formerly known as MSG Spinco, Inc.) and the Group Members (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 1, 2015).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 9, 2015

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

CHARLES F. DOLAN CHILDREN TRUST FBO PATRICK F. DOLAN

*
By: Mary S. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CFD 2009 FAMILY TRUST FBO PATRICK F. DOLAN

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By: Mary S. Dolan, Trustee

*
By: David M. Dolan, Trustee

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
David M. Dolan

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact